UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A	OMB APPROVAL
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Under the Securities Exchange Act of 1934

(Amendment No. 9)*
The McClatchy Company
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
579489-10-5
(CUSIP Number)
Karole Morgan-Prager, Esq. Vice President and Corporate Secretary The McClatchy Company 2100 Q Street Sacramento, CA 95816 (916) 321-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 30, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 579489-10-5
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James B. McClatchy
2. Check the Appropriate Box if a Member of a Group* (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) Not applicable.
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,085,972
8. Shared Voting Power 12,949,527
9. Sole Dispositive Power 2,085,972
10. Shared Dispositive Power 12,949,527
11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,035,499
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 32.6%
14. Type of Reporting Person (See Instructions)
IN

James B. McClatchy hereby amends his statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on February 1, 1990 and as amended, relating to his beneficial ownership of the Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), of The McClatchy Company:

Item 1. Security and Issuer

No amendment.

Item 2. Identity and Background

No amendment.

Item 3. Source and Amount of Funds or Other Consideration

No amendment.

Item 4. Purpose of Transaction

James B. McClatchy serves as one of four co-trustees of five separate trusts established for the benefit of McClatchy family members. Sole voting and dispositive power of the five trusts, each containing 2,000,000 shares of Class B Common Stock of McClatchy Newspapers, Inc., was held by Charles K. McClatchy until his death on April 16, 1989. In December of 1996, McClatchy Newspapers, Inc. declared a five-for-four stock split, and the 2,000,000 shares in each of the five trusts was increased to 2,500,000 shares.

By written appointment of successor trustees dated July 19, 1982, Charles K. McClatchy appointed William K. Coblentz, James B. McClatchy, William Ellery McClatchy, Erwin Potts and William M. Roth to succeed him as co-trustees. Said persons became co-trustees of each of said trusts by reason of the death of Charles K. McClatchy on April 16, 1989.

Effective May 17, 2000, William M. Roth resigned as a co-trustee and did not name a successor, which resulted in a decrease in the number of co-trustees from five to four. Effective as of May 14, 2003, by written appointment of successor trustees, Erwin Potts appointed Gary Pruitt to succeed him as a co-trustee. As a result, William K. Coblentz, James B. McClatchy, William Ellery McClatchy and Gary Pruitt currently share voting and dispositive power over the shares in said trusts.

Effective March 19, 1998, each outstanding share of Class A Common Stock and Class B Common Stock of McClatchy Newspapers, Inc. was converted, into one share of Class A Common Stock and Class B Common Stock, respectively, of The McClatchy Company in connection with the merger of McClatchy Newspapers, Inc. with and into MNI Mergerco, Inc., a Delaware corporation and wholly-owned subsidiary of The McClatchy Company.

James B. McClatchy and the trusts or any of them may, from time to time, increase, reduce or dispose of their respective investments in The McClatchy Company, depending on general economic conditions, economic conditions in the markets in which The McClatchy Company operates, the market price of the Class A Common Stock, the availability of funds, borrowing costs, other opportunities available to James B. McClatchy (and/or the trusts), and other considerations.

James B. McClatchy does not currently intend to exercise his duties as co-trustee for the purpose of implementing any plans or proposals which relate to, or would result in, any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

James B. McClatchy is currently the Publisher of The McClatchy Company, having been elected to that position in July 1987. He served as the Chairman of the Board of Directors from April 1989 to May 1995 and from August 1980 to July 1987. Mr. McClatchy was a director of McClatchy from 1943 through 1965, was again elected a director in 1976 and has served in that capacity since that time. In his role as a director, James B. McClatchy participates in managing the business and affairs of The McClatchy Company and formulating The McClatchy Company's business strategies, and the Board of Directors may suggest and, from time to time, implement, plans or proposals which relate to, or would result in, one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

    James B. McClatchy beneficially owns an aggregate of 15,035,499 shares of Common Stock, comprising 79,000 shares of Class A Common Stock and 14,956,499 shares of Class B Common Stock, of The McClatchy Company. The percentage of Common Stock beneficially owned by Mr. McClatchy is approximately 32.6%, based on a total of 46,081,101 shares of Common Stock (comprising 19,556,954 shares of Class A Common Stock and 26,524,147 shares of Class B Common Stock) issued and outstanding as of April 30, 2003, as disclosed in The McClatchy Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2003.
    The number of shares of Common Stock as to which James B. McClatchy has:
      Sole power to vote or direct the vote: 2,085,972 shares of Common Stock (comprising 79,000 shares of Class A Common Stock and 2,006,972 shares of Class B Common Stock);
      Shared power to vote or direct the vote: 12,949,527 shares of Class B Common Stock;
      Sole power to dispose or direct the disposition of: 2,085,972 shares of Common Stock (comprising 79,000 shares of Class A Common Stock and 2,006,972 shares of Class B Common Stock);
      Shared power to dispose or direct the disposition of: 12,949,527 shares of Class B Common Stock.

Of the 15,035,499 shares of Common Stock noted above: (1) 12,500,000 shares of Class B Common Stock are held under five separate trusts, each with 2,500,000 shares and different income beneficiaries. William K. Coblentz, James B. McClatchy, William Ellery McClatchy and Gary Pruitt share joint voting and investment control with respect to these trusts. The filing of this Schedule 13D/A shall not be construed as an admission that James B. McClatchy is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of 10,000,000 of these shares; and (2) 449,527 shares of Class B Common Stock are held in a trust over which William K. Coblentz, James B. McClatchy and William Ellery McClatchy share joint voting and investment control as co-trustees of a trust established under the will of Charles K. McClatchy. The filing of this Schedule 13D/A shall not be construed as an admission that James B. McClatchy is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of these shares.

The following information applies to those persons with whom the power to vote, direct the vote, dispose of or direct the disposition of is shared:

      Name: William K. Coblentz
      Residence or business address: 222 Kearny Street, 7th Floor, San Francisco, California 94108.
      Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: William K. Coblentz is an attorney at law and senior partner in the law firm (professional corporation) of Coblentz, Patch, Duffy & Bass, with offices located at 222 Kearny Street, San Francisco, California 94108.
      During the last five years, William K. Coblentz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      During the last five years, William K. Coblentz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      Citizenship: United States.

    Name: William Ellery McClatchy
    Residence or business address: The McClatchy Company, 2100 Q Street, Sacramento, California 95816.
    Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Retired.
    During the last five years, William Ellery McClatchy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    During the last five years, William Ellery McClatchy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    Citizenship: United States.

      Name: Gary Pruitt
      Residence or business address: The McClatchy Company, 2100 Q Street, Sacramento, California 95816.
      Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chairman, President and Chief Executive Officer of The McClatchy Company, with principal executive offices at 2100 Q Street, Sacramento, California 95816.
      During the last five years, Gary Pruitt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      During the last five years, Gary Pruitt has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      Citizenship: United States.
        None.
        Only those persons identified in Item 5(b) above.
        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The holders of shares of Class B Common Stock are parties to an agreement, the intent of which is to preserve control of the company by the McClatchy family. Under the terms of the agreement, the Class B shareholders have agreed to restrict the transfer of any shares of Class B Common Stock to one or more "Permitted Transferees," subject to certain exceptions. A "Permitted Transferee" is any current holder of shares of Class B Common Stock of McClatchy; any lineal descendant of Charles K. McClatchy; or a trust for the exclusive benefit of, or in which all of the remainder beneficial interests are owned by, one or more of lineal descendants of Charles K. McClatchy.

In the event that a Class B shareholder attempts to transfer any shares of Class B Common Stock in violation of the agreement, or upon the happening of certain other events enumerated in the agreement as "Option Events," each of the remaining Class B shareholders has an option to purchase a percentage of the total number of shares of Class B Common Stock proposed to be transferred equal to such remaining Class B shareholder's ownership percentage of the total number of outstanding shares of Class B Common Stock. If all the shares proposed to be transferred are not purchased by the remaining Class B shareholders, McClatchy has the option of purchasing the remaining shares. In general, any shares not purchased under this procedure will be converted into shares of Class A Common Stock and then transferred freely (unless, following conversion, the outstanding shares of Class B Common Stock would constitute less than 25% of the total number of all outstanding shares of common stock of McClatchy). The agreement can be terminated by the vote of the holders of 80% of the outstanding shares of Class B Common Stock who are subject to the agreement. The agreement will terminate on September 17, 2047, unless terminated earlier in accordance with its terms.

Except as may be contemplated by the Stockholders' Agreement dated as of September 17, 1987, described above, a copy of which has been made publicly available as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 3-17270), and except for the contracts, arrangements, understandings and relationships described elsewhere in this Statement, James B. McClatchy is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of The McClatchy Company, including, but not limited to, the transfer or voting of any of the securities of The McClatchy Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The Stockholders' Agreement dated as of September 17, 1987, which was filed as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 3-17270), is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2003

/s/ James B. McClatchy

James B. McClatchy